Exhibit 99.1

Qiao Xing Universal Releases Certain Key Financial Data about Its Operations for the First Nine Months of 2004

     HUIZHOU, Guangdong, China, Nov. 30 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING), China’s leading player in the indoor telephone industry and one of the fastest growing mobile phone handset manufacturers in China, today released, on an un-audited management account basis, certain key financial data about its operations for the nine months ended September 30, as follows:

	2003 whole year	2004 first nine months
	(US$ million)	(US$ million)
Net sales	222.0	199.7
Gross profit	30.8	20.8
Income from operations (before interest, tax and minority interest)	0.4	8.4

     The income from operations was arrived at after charging operating expenses. Operating expenses included, if applicable, the following operating expense items of a special nature: in-process research and development, amortization of acquired intangible assets, stock-based compensation to certain employees and stock-based compensation to a consultant.

     “Over the past nine months, Qiao Xing Universal, just like other foreign and domestic players, has experienced extremely keen competition in the mobile phone handset market in China. However, demonstrating resilience and adaptability in this difficult market environment, XING managed to achieve, for the first three quarters of 2004, a sales revenue of US$199.7 million, already 90% of that for the whole year of 2003, and an income from operations of US$8.4 million, a vast improvement over the US$0.4 million for the whole year of 2003.” Mr. Wu Rui Lin, Chairman of XING commented.

     “Looking forward, with the sales revenue coming from the fourth quarter of 2004, which is generally a good season for the sales of telecommunication terminal products in China, we expect that the total sales revenue of XING for the whole year of 2004 would increase by about 30% compared with that for the whole year of 2003.” Mr. Wu concluded.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.
-0-	11/30/2004
/CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /

/Web Site: http://www.cosun-xing.com /